January 22, 2016	Heath D. Linsky
404-504-7691
VIA EDGAR	hdl@mmmlaw.com
www.mmmlaw.com

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 26, 2015
File No. 0-54675

Dear Ms. Monick:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herein for filing the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 22, 2015 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 26, 2015 (the “Form 10-K”). For reference purposes, the Staff’s comments are reproduced below in bold with the Company’s responses immediately following.

Form 10-K for the fiscal year ended December 31, 2014

General

1.	In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Response:    As noted on pages 5-6 of the Form 10-K, in evaluating potential property acquisitions, the Company applies credit underwriting criteria to the existing tenants of such properties. Similarly, to the extent possible, the Company applies credit underwriting criteria to potential new tenants when the Company re-leases properties in its portfolio. The Company considers a tenant to be creditworthy if it has an investment grade debt rating by Moody’s Investors Service of Baa3 or better or credit rating by Standard & Poor’s Financial Services, LLC of BBB- or better, or similar rating from another credit rating agency, or its payments are guaranteed by a company with such a rating.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta  •  Washington, DC  •  Raleigh-Durham  •  Savannah

International Marketing Office:  Beijing

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

On a periodic basis, the Company monitors the credit quality of its tenants by various methods including, but not limited to, reviews of tenants’ financial statements, scheduled property visits, quarterly earnings calls, face to face meetings and reviews of credit ratings through reputable credit rating agencies.

As requested by the Staff, in future filings made with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning with the annual report on Form 10-K for the year ended December 31, 2015, the Company will describe the process it undertakes to monitor tenant credit quality. In this regard, please note that the Company intends to add disclosure that is substantially similar to the following in future Exchange Act filings: “We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep.” We will also disclose any material changes in tenant credit quality in future Exchange Act filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

2.	We note your disclosure on page 73 that during the year ended December 31, 2014 the increase in net cash provided by operating activities was in part due to rental increases at your same store properties. In future Exchange Act periodic reports, please disclose period to period changes in your same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Response:    The Company defines “same store property” as all of the Company’s consolidated properties that were owned for the entirety of both of the balance sheet periods presented. The Company undertakes to disclose in future Exchange Act filings the relative impact on period to period changes of same store and non-same store performance and the relative impact of occupancy and rent rate changes, as applicable. In addition, the Company will describe the properties owned at the end of the applicable period that are considered same store and non-same store.

Distributions, page 74

3.	We note that you have disclosed “modified funds from operations” as a measure to show distribution coverage. Please provide us with a detailed analysis of why this measure is useful to investors for this purpose. We may have further comment.

Response:    The Company advises the Staff that it removed disclosure relating to modified funds from operations (“MFFO”) as a measure to show distribution coverage in its Quarterly Reports on

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015 filed with the SEC on May 14, 2015, August 13, 2015 and November 16, 2015, respectively, and undertakes to continue to exclude such language in its future Exchange Act periodic reports.

Funds from Operations and Modified Funds from Operations, page 80

4.	In arriving at funds from operations, you start with net income attributable to common stockholders. As a result, it appears funds from operations is actually funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings, please re-title “FFO” to the more appropriate “FFO attributable to common stockholders.” Additionally, apply this comment to your modified funds from operations measure.

Response:    The Company hereby undertakes to re-title “FFO” and “MFFO” to “FFO attributable to common stockholders” and “MFFO attributable to common stockholders,” respectively, in future Exchange Act periodic reports. The Company advises the Staff that as of the date hereof it has no equity stockholders that are not common stockholders.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

5.	We note the audit report date is as of March 26, 2015 within both auditors’ report as well as within the consent included as Exhibit 23.2. Please tell us if your former auditors performed appropriate subsequent event procedures in order to update their audit report to a date which is more current than the date of the report indicated in your Form 10-K filing for the year ended December 31, 2013 or advise as appropriate.

Response:    The Company inquired of its former auditors, Ernst & Young, LLP whether they performed appropriate subsequent event procedures in order to update their audit report and issue their report. Ernst & Young, LLP represented to the Company that they performed the procedures required in accordance with their professional standards to issue their audit opinion and consent.

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Real Estate, page F-11

6.	We note you determine that properties acquired without an existing lease in place are accounted as an asset acquisition. With regard to your healthcare property asset acquisitions, please clarify for us if you are purchasing anything other than land and building, such as, but not limited to, medical records, medical equipment and licenses. To the extent you are purchasing additional items, please tell us how you determined these acquisitions are asset acquisitions. Within your response, please reference the authoritative accounting literature management relied upon.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

Response:    During the year ended December 31, 2014, the Company made five healthcare acquisitions (comprised of a total of 13 properties) that were determined to be asset acquisitions: the Walnut Hill Medical Center, the Miami International Medical Center, the Bay Area Regional Medical Center, the Victory IMF and Dermatology Associates of Wisconsin Portfolio. The assets acquired consisted solely of land, buildings, improvements and costs incurred to lease the properties to future tenants, whose rent will commence either subsequent to substantial completion of renovation improvements or subsequent to the Company’s acquisition of the properties. The assets acquired did not include medical records, medical equipment, licenses, employees, sales force, production techniques operating rights or a market distribution system. The Company does not intend to acquire such items in connection with future acquisitions of healthcare properties; however, to the extent that it does, the Company would assess compliance with the then authoritative accounting literature.

Form 10-Q for the Nine Months Ended September 30, 2015

Note 13 – Fair Value, page 19

7.	Please tell us your methodology for determining the fair value of your Preferred Equity Investment and disclose this methodology in future periodic filings. Also, tell us how you concluded that cost basis accounting was appropriate for this investment and cite relevant guidance upon which you relied. Additionally, tell us and enhance your disclosure in future filings with respect to your impairment policy related to this investment.

Response:    During 2015, the Company invested $125,000,000 (plus costs) in shares of 7.878% Series B Redeemable Cumulative Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”), of a private real estate company. Holders of the Series B Preferred Stock, including the Company, are not entitled to voting rights nor are they entitled to elect any members to the board of directors of the investee. The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) contains several topics for investments due to differing accounting treatment for various forms of investments: ASC 320, Investments—Debt and Equity Securities (“ASC 320”), or, the fair value method; ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”), or, the equity method; and ASC 325, Investments—Other (“ASC 325”), or, the cost method.

The Company advises the Staff that it reviewed the accounting guidance in ASC 320, ASC 323 and ASC 325 and determined that ASC 320 and ASC 323 were inapplicable in determining the fair value of the Series B Preferred Stock. In particular, ASC 320 provides guidance for investments in equity securities that have a readily determinable fair value and investments in debt securities. The Company determined that ASC 320 is inapplicable because the Company’s investment in the Series B Preferred Stock is not an investment in an equity security with a readily determinable fair value (as such investment is in a private company) and is not an investment in a debt security. ASC 323 is relevant when an investment enables the investor to influence the operating or financial decisions of the investee. The Company determined that ASC 323 is inapplicable since the Company’s investment in the Series B Preferred Stock does not entitle it to voting rights, to elect members to the board of directors or to otherwise influence the operating or financial decisions of the investee.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

Since the Company concluded that its investment in the Series B Preferred Stock is not governed by ASC 320 or ASC 323, ASC 325 is applicable. Pursuant to ASC 325, the cost method should generally be followed for most investments in non-controlled corporations, joint ventures, and to a lesser extent, in unconsolidated subsidiaries. Under the cost method, an investor shall recognize an investment in the stock of an investee as an asset initially measured at cost.

The Company determines the fair value of the Series B Preferred Stock using a dividend discount model, which calculates the present value of the future cash payments, discounted back to the present value using a discount rate that embodies the risk associated with the investment. At September 30, 2015, the par value (or cost) approximated its fair value. The Company hereby undertakes to disclose its methodology for determining the fair value of the Series B Preferred Stock in future periodic filings.

The Company also advises the Staff that it evaluates its investment in the Series B Preferred Stock on a periodic basis for impairment. If the Company determines that the fair value of its investment in the Series B Preferred Stock is less than its cost at the balance sheet date of the reporting period for which impairment is assessed and determines such impairment to be other than temporary, the Company will recognize an impairment loss, and the fair value of the investment would then become the new cost basis. If the impairment is determined to be temporary, the Company will not recognize an impairment loss. The Company hereby undertakes to enhance its disclosures regarding its impairment policy with respect to the Series B Preferred Stock in future Exchange Act filings.

*        *        *         *        *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please contact the undersigned at 404-504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	John E. Carter
Todd M. Sakow
Owen J. Pinkerton, Esq.

January 22, 2016

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 26, 2015
File No. 0-54675

Dear Ms. Monick:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Carter Validus Mission Critical REIT, Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Filing”), filed with the Commission on March 26, 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Carter Validus Mission Critical REIT, Inc.

By:	/s/ Todd M. Sakow
Name:	Todd M. Sakow
Title:	Chief Financial Officer and Treasurer

Carter Validus

4890 West Kennedy Boulevard  ¿  Suite 650  ¿  Tampa, FL 33609

Phone: 813.287.0101  ¿  Fax: 813.287.0397